UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 30, 2013
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

99¢ Only Stores
Full Name of Registrant

None
Former Name if Applicable

4000 East Union Pacific Avenue
Address of Principal Executive Office (Street and Number)

City of Commerce, CA 90023
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed in a press release included as exhibit 99.1 to a Current Report on Form 8-K filed with the Securities and Exchange Commission on June 28, 2013 (the “8-K”), in connection with an upgrading of its systems for accounting for merchandise inventories, 99¢ Only Stores (the “Company”) has identified potential accumulated overstatements in total inventory.  Together with its independent auditor, Ernst & Young LLP and its former independent auditor, BDO LLP, the Company is currently reviewing the effect of this item on its consolidated financial statements for current and historical periods.  The Company is also reviewing its inventory valuation related to purchase accounting in connection with the January 2012 acquisition by affiliates of the Company's equity sponsors, and the Company's compensation expense accounting for equity repurchase rights under employment agreements with certain of the Company's former executive officers that were entered into at the time of the acquisition.  The Company is working diligently to complete the review and its financial statements for the year ended March 30, 2013.  However, the process remains ongoing and as a result, the Company is unable to file its Annual Report on Form 10-K for the fiscal year ended March 30, 2013, on or before the prescribed due date of June 28, 2013 without unreasonable effort or expense.  It is anticipated that the Annual Report on Form 10-K for the fiscal year ended March 30, 2013 will be filed on or before the fifteenth calendar day following the prescribed due date of such Annual Report.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Frank Schools	(323)	881-1293
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As disclosed in the 8-K and in Part III above, the Company is in the process of reviewing certain accounting items and their effect on certain of its financial statements.  The Company continues to work diligently to address these matters.  The Company does not anticipate being able to provide an estimate of its actual results of operations for the fiscal year ended March 30, 2013 or the extent to which any such overstatements may affect previously issued results of operations for prior periods until the completion of its review.  Therefore, the Company has not checked either box in this Part IV(3) because it is currently unable to determine whether the earnings statements to be included in the Report will reflect any significant change in results of operations from the corresponding period for the last fiscal year.  See the 8-K for additional information.

99¢ Only Stores
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	June 28, 2013	By:	/s/ Frank Schools
Frank Schools
Senior Vice President, Chief Financial Officer